Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu Wipro Limited 650-316-3537

Results for the Quarter Ended September 30, 2004 under US GAAP
WIPRO RECORDS 67% GROWTH IN NET INCOME

Bangalore, India and Mountain View, California – October 15, 2004 - Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its second fiscal quarter ended September 30, 2004.

Highlights for the quarter ended September 30, 2004:

•	Net Income was Rs. 3.8 billion ($84 million), representing an increase of 67% over the same period last year

•	Revenue was Rs. 19.8 billion ($431 million), representing an increase of 47% year over year

•	Global IT Services & Products Segment Revenue was Rs. 15.0 billion ($326 million), representing an increase of 45% over the same period last year

•	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 4.0 billion ($88 million), representing an increase of 90% over the same period last year

•	Rs.4.8 billion ($105 million) cash generated from continuing operations

•	Global IT Services & Products added 34 new clients in the quarter (including 3 in its IT Enabled Services operations)

•	Wipro’s India, Middle East & Asia Pac IT business segment signed a five year AUD 17 million contract with AXA Australia to provide Application Maintenance and Development Services to support their Wealth Management and Financial Protection products.

Outlook for the Quarter ending December 31, 2004

Azim Premji, Chairman of Wipro commenting on the results said “The strong results clearly demonstrate that Wipro is winning in a market where customers are seeking higher value. Our Global IT Services business delivered strong sequential Revenue growth of 13% and improved Operating Margins for the fifth successive quarter. We continue to benefit from the investments made over the last few years. We have good business momentum across our businesses. Coupled with our compelling portfolio of services, this gives us immense confidence on our long term prospects. Looking ahead, for the quarter ending December 2004, we expect our Revenue from our Global IT services business to be approximately $347 million.”

Vivek Paul, Vice Chairman, said “We continue to sustain our growth across all our key verticals and service lines in our Global IT business. Good volume growth and stable pricing environment resulted in Revenues of $327 million, ahead of our guidance of $318 million. Excellent execution and continuing focus on improving productivity helped deliver Operating Margin expansion. In terms of service lines, after a couple of subdued quarters, our Business Process Outsourcing business rebounded strongly with a sequential revenue growth of nearly 20%.”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “Improvement in Operating Margin in our Global IT Services business was driven by better price realization for Onsite projects, an increase in the proportion of Revenues from Offshore projects, and continued operational improvements partially offset by lower utilization primarily due to a net addition of over 5,500 employees to our team, including around 3,300 in our IT Services business. Further, in a move that could significantly improve employee retention and enhance the alignment of employee interests with those of shareholders, we have issued Restricted Stock Units to our key employees.”

Wipro Limited

Total Revenues for the quarter ended September 30, 2004 were Rs. 19.8 billion ($431 million), representing a 47% increase over the corresponding period in the previous year. Net Income was Rs. 3.8 billion ($84 million), representing an increase of 67% over the same period last year. Earnings per share was Rs. 5.52 ($0.12) for the quarter ended September 30, 2004, representing an increase of 67% over the earnings per share of Rs. 3.31 (adjusted for the 2:1 stock dividend) for the quarter ended September 30, 2003.

Total Revenues for the six months ended September 30, 2004 were Rs. 37.5 billion ($817 million), representing a 49% increase over the corresponding period in the last year. Net Income for the six months ended September 30, 2004 was Rs. 7.1 billion ($154 million), representing an increase of 74% over net income for the same period last year. Earnings Per Share was Rs. 10.21 ($0.22) for the six months ended September 30, 2004, representing an increase of 74% over the earnings per share (adjusted for 2:1 stock dividend) of Rs. 5.87, for the corresponding period last year.

Global IT Services and Products (75% of Revenues and 88% of Operating Income for quarter ended September 30, 2004)

Our Global IT Services and Products business segment recorded Revenue of Rs. 15.0 billion1 ($326 million) for the quarter ended September 30, 2004, representing an increase of 45% over the same period last year. EBIT was Rs. 4.0 billion ($88 million) for the quarter ended September 30, 2004, representing an increase of 90% over the same period last year. Operating Income to Revenue for the quarter ended September 30, 2004 was 27%, representing an increase of 7% from the quarter ended September 30, 2003. This increase was primarily due to higher price realization driven by productivity improvements, lower proportion of Selling, General and Administrative costs and the higher proportion of work carried out Offshore. EBIT for the quarter includes acquisition related charges of Rs. 50 million ($1 million), representing 0.3% of the segment Revenue, from the amortization of intangibles.

We had 37,063 employees as of September 30, 2004, which includes 24,050 employees in the IT Services business and 13,013 employees in the IT Enabled services business. This represents a net addition of 5,546 employees comprising the addition of 3,282 people in the IT Services business and 2,264 people in the IT Enabled services business.

During the quarter, we added 34 new customers comprising 10 customers in R&D Services, 21 customers in Enterprise Services and 3 new customers in the IT Enabled Services business.

India and Asia-Pac IT Services and Products (16% of Revenue and 5% of Operating Income for quarter ended September 30, 2004)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 3.1 billion ($67 million) for the quarter ended September 30, 2004, representing an increase of 60% over the quarter ended September 30, 2003. EBIT for the quarter ended September 30, 2004, was Rs. 225 million ($5 million), representing an increase of 72% over the same period last year.

Operating Margin for the quarter ended September 30, 2004 was 7%, approximately the same as for the quarter ended September 30, 2003.

Consumer Care & Lighting (6% of Revenue and 4% of Operating Income for quarter ended September 30, 2004)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 1.1 billion ($24 million) for the quarter ended September 30, 2004, representing an increase of 29% over the quarter ended September 30, 2003. EBIT was Rs. 167 million ($4 million) for the quarter ended September 30, 2004, representing a 22% increase over EBIT of Rs. 137 million for the quarter ended September 30, 2003.

1 Global IT Services & Products segment Revenues were Rs. 15.0 billion for the quarter ended September 30, 2004 under Indian GAAP. The difference of Rs. 64 million ($ 1 million) is attributable to different accounting standards under Indian GAAP and US GAAP for forward contracts.

Our results for the quarter ended September 30, 2004, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.

For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2004, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.45.91

Quarterly Conference call

Wipro will hold conference calls today at 11:45 PM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern time) to discuss the company’s performance for the quarter and answer questions sent to the email ID: lakshminarayana.lan@wipro.com or sridhar.ramasubbu@wipro.com . An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT Solutions and Services, including Systems Integration, Information Systems Outsourcing, Package Implementation, Software Application Development and Maintenance, and Research and Development services to corporations globally.

In the Indian market, we are a leader in providing IT Solutions and Services for the corporate segment in India offering System Integration, Network Integration, Software Solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wiprocorporate.com, www.wipro.com and www.wipro.co.in

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended September 30					Six months ended September 30
	2003		2004		2004	2003		2004		2004
					Convenience					Convenience
					translation into US$					translation into US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs.	10,196	Rs.	14,836	$323	Rs.	19,383	Rs.	28,374	$618
Products		26		79	2		62		79	2
India and AsiaPac IT Services and Products
Services		672		1,139	25		1,258		2,077	45
Products		1,259		1,959	43		1,993		3,576	78
Consumer Care and Lighting		863		1,110	24		1,644		2,136	47
Others		490		674	15		858		1,251	27

Total		13,506		19,797	431		25,198		37,493	817

Cost of Revenues:
Global IT Services and Products
Services		6,608		9,269	202		12,361		17,605	383
Products		22		75	2		42		74	2
India and AsiaPac IT Services and Products
Services		360		639	14		670		1,187	26
Products		1,107		1,774	39		1,758		3,249	71
Consumer Care and Lighting		563		709	15		1,058		1,349	29
Others		348		463	10		611		853	19

Total		9,008		12,929	282		16,500		24,317	530

Gross profit		4,498		6,868	150		8,698		13,176	287
Operating expenses :

Selling and marketing expenses		(1,313)		(1,316)	(29)		(2,626)		(2,617)	(57)

General and administrative expenses		(763)		(937)	(20)		(1,549)		(1,793)	(39)
Research and development expenses		(54)		(73)	(2)		(112)		(131)	(3)
Amortization of intangible assets		(80)		(50)	(1)		(156)		(99)	(2)
Foreign exchange gains / (losses), net		126		28	1		176		(440)	(10)
Others, net		21		25	1		52		31	1

Operating Income		2,435		4,545	99		4,483		8,127	177
Loss on direct issue of stock by subsidiary		—		(196)	(4)		(176)		(196)	(4)
Other income, net		181		153	3		348		415	9
Equity in Earnings / (losses) of affiliates		6		33	1		(48)		62	1

Income before income taxes and minority interest		2,622		4,535	99		4,607		8,408	183
Income taxes		(316)		(679)	(15)		(518)		(1,277)	(28)
Minority interest		(12)		(21)	—		(15)		(42)	(1)

Net income	Rs.	2,294	Rs.	3,835	$84	Rs.	4,074	Rs.	7,089	$154

Earnings per equity share:
Basic		3.31		5.52	0.12		5.87		10.21	0.22
Diluted		3.29		5.48	0.12		5.85		10.14	0.22

Additional Information
Operating Income
Global IT Services & Products	Rs.	2,114	Rs.	4,020	$88	Rs.	3,924	Rs.	7,345	$160
India & AsiaPac IT Services & Products		131		225	5		195		330	7
Consumer Care & Lighting		137		167	4		274		319	7
Others		71		146	3		129		258	6
Reconciling Items		(18)		(13)	0		(38)		(125)	(3)

Total	Rs.	2,435	Rs.	4,545	$99	Rs.	4,483	Rs.	8,127	$177

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of Sep 30,
	2003		2004		2004
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	2,155	Rs.	2,447	$53
Accounts receivable, net of allowances		7,837		12,126	264
Costs and earnings in excess of billings on contracts in progress		2,195		3,650	80
Inventories		1,934		1,294	28
Investments in liquid and short-term mutual funds		15,300		17,919	390
Deferred income taxes		241		226	5
Other current assets		3,085		2,596	57

Total current assets		32,747		40,258	877

Property, plant and equipment, net		8,212		11,167	243
Investments in affiliates		481		674	15
Deferred income taxes		198		220	5
Intangible assets, net		384		404	9
Goodwill		5,433		5,487	120
Other assets		679		718	16

Total assets	Rs.	48,134	Rs.	58,928	$1,284

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	404	Rs.	666	$15
Current portion of long term debt		28		—	—
Accounts Payable		2,166		2,704	59
Accrued expenses		2,149		3,482	76
Accrued employee cost		1,633		3,062	67
Advances from customers		1,027		1,087	24
Other current liabilities		981		3,181	69

Total current liabilities		8,388		14,182	309

Other liabilities		216		417	9

Total liabilities		8,604		14,599	318

Minority interest		289		822	18
Stockholders’ equity
Equity shares at Rs. 2 par value: 750,000,000 shares authorized; Issued and outstanding: 697,701,411 and 698,951,673 shares as of September 30, 2003 and 2004		465		1,398	30
Additional paid-in capital		6,950		7,511	164
Deferred stock compensation		(25)		(43)	(1)
Accumulated other comprehensive income / (loss)		(44)		(1,754)	(38)
Retained earnings		31,895		36,395	793
Equity shares held by a controlled Trust: 3,910,830 and 3,945,780 shares as of September 30, 2003 and 2004		*		*	*

Total stockholders’ equity		39,241		43,507	948

Total liabilities and stockholders’ equity	Rs.	48,134	Rs.	58,928	$1,284

	Rs.	(75,000)	Rs.	(75,000)	$(1,634)

* Equity shares held by a controlled trust